UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66292

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRADEMAS INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

NYSE TRADING FLOOR, 11 WALL STREET

(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	516-526-1586	alan.krim@trademas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP

(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

MAR 4 2009		3370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK MASIELLO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRADEMAS INC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: CEO

Please See Doc Attached

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Par 2012

Clear/Reset



Acknowledgment by Individual

State of Florida

County of **Orange**

The foregoing instrument was acknowledged before me this **24th** _____ day

of **February** _____, 20 **23** , by means of ☒ physical presence or ☐ online notarization

Frank Masiello _____ (name of person acknowledging).

☐ Personally known to me
☒ Produced Identification
   Type of Identification Produced **Florida Drivers License** _____

Notary signature  _____

Notary name (typed or printed) **Caille Polnett** _____

Title (e.g., Notary Public) **Notary Public** _____

Place Seal Here

> CAILLE POLNETT
> Notary Public - State of Florida
> Commission # HH 347812
> My Comm Expires Jan 9, 2027

For Bank Purposes Only Description
of Attached Document
Type or Title of Document
Oath Or Affirmation

Document Date	Number of Pages
02/24/2024	2

Signer(s) Other Than Named Above

N/A

Account Number (if applicable)

N/A

© 2020 Wells Fargo Bank, N.A. All rights reserved.
DSG5350FL/595501 (Rev 05- 05/21)

TRADEMAS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

This report is filed as Public in formation pursuant t o Rule 17a-5(d) under the
Securities Exchange Act of 1934.

TRADEMAS, INC.

DECEMBER 31, 2023

TABLE OF CONTENTS



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TradeMas, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeMas, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TradeMas, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as TradeMas, Inc.'s auditor since 2023.

Hauppauge, New York
April 15, 2024

Nawrocki Smith LLP

TradeMas, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	3,891,201
Commissions and rebates receivable		4,571,044
Deposit with clearing broker		100,000
Due from clearing broker		23,860
Security deposit		13,500
Prepaid expenses		125,067
Employee loan		23,070
Total assets	$	8,747,742

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:

Accounts payable and accrued expenses	$	3,059,048
Total liabilities		3,059,048

Commitments & Contingencies

Stockholder's Equity

Common stock, no par value, 200 shares authorized, 10 shares issued	25,000
Retained earnings	5,663,694
Total stockholder's equity	5,688,694

Total liabilities and stockholder's equity	$	8,747,742

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2023

Note 1-Organization and Nature of Business

TradeMas Inc. (The "Company") operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer

The Company is a New York corporation, formed on March 21, 2018, for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions as an introducing broker of securities transactions.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
T h e accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2- Summary of Significant Accounting Policies (Continued)

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current conditions. No allowance for doubtful accounts was required at December 31, 2023.

Revenue Recognition

The Company complies with and records revenue in accordance with the Financial Accounting Standards Board ("FASB"): ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Note 2- Summary of Significant Accounting Policies (Continued)

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. As of December 31, 2023, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and the State and City of New York, and the previous three years of tax returns (i.e., 2020, 2021, and 2022) remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Fair Value Measurements
In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Options Contracts: The Company values options that are listed on a national securities exchange at their last reported price. The Company values options traded in the over the counter ("OTC") markets using the midpoint between the last reported bid and ask prices. Options are generally categorized in Level 1 or 2 of the fair value hierarchy. At December 31, 2023, the Company had a liability for options short in the amount of $0 which are classified as Level 1.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated; reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing customer activity rests with the Company's clearing firm, RBC Capital Markets, LLC. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non- performance.

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2023

Note 2- Summary of Significant Accounting Policies (Continued)

In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Note 3 -401(k) Savings Plan

The Company is a sponsor of a 401(k) savings plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current profits. The employer's contribution for any year shall not exceed the maximum allowable as a deduction to the employer under the provisions of Internal Revenue Code Section 404, as amended, or replaced from time to time. The Company's contributions to the plan for the years 2021, 2022 and 2023 were $121,386, $126,529 and $171,502, respectively.

Note 4 – Cash

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days.

At December 31, 2023, cash was held in interest-bearing accounts at varies financial institues The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with RBC Capital Markets LLC. to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceeds amounts covered by insurance provided by the FDIC and SIPC. Cash in excess of federally insured limits at December 31, 2023 was $3,642,987.

Note 5 - Due From Broker and Deposit with Clearing Broker

At December 31, 2023, all of the investments in securities owned and securities sold were maintained with a clearing broker and the Company had the majority of its individual counterparty concentration with the clearing broker. Due from broker includes cash balances held at the clearing broker, and the net amount receivable or payable for securities transactions that had not settled at December 31, 2023. At December 31, 2023, the Company held cash of $123,861 at RBC Capital Markets, LLC.

Note 6 - Financial Instruments and Risk

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impact its ability to conduct its business and could cause losses to be incurred. The Company does not anticipate nonperformance by customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

Short selling, or the sale of securities not owned by the Company, and options written, both expose the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly, and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "Short Squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly with prices significantly in excess of the proceeds received earlier.

The clearing and depository operations for the Company's investment transactions are provided by one broker. At December 31, 2023, all of the investments owned and sold short reflected in the statement of financial condition were held by this broker. Investments owned and investments sold short are subject to margin requirements.

TRADEMAS INC.

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2023

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $2,762,505, which was $2,558,569 in excess of its required minimum net capital of $203,937. The Company's ratio of aggregate indebtedness to net capital was 110.73% as of December 31, 2023.

Note 8 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTES TO FINANCIAL STATEMENT'S
DECEMBER 31, 2023

Note 9 – Fixed Assets

Automobile

The Company has an automobile which is depreciated under a straight-line method over 5 years.

Note 10 – Notes Payable

Auto Loan

On November 10, 2019, the Company received a loan under the stockholder's name from Wells Fargo in the amount of $85,000 for the purchase of a Company's vehicle. The loan bears interest at a rate of 4% and is payable in monthly installments of principal and interest over 72 months beginning 1 month from the date of the note. As of December 26, 2023, the loan was fully paid for and had a principal balance and interest expense of $0 and $1,122, respectively.

Note 11 - Commitments

Office Space

The Company entered into a new twelve month term occupancy agreement commencing January 15, 2023 through January 31, 2024. Rent expense the year ending December 31, 2023, totaled $115,134

Note 12 - Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13 – Commissions and Rebates Receivable

The Company has outstanding receivables consisting of commissions and rebates earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully receivable, and accordingly, no allowance for doubtful accounts has been established. As of December 31, 2022, the Company held $4,571,044 in commissions and rebate receivables.

Note 14 – Commitments and Contingencies

In the normal course of business, the Company is a party to various claims and/or litigation. Management believes that the settlement of all such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

Note 15 - Subsequent Events

The Company has evaluated subsequent events through April 15, 2024, the date these financial statements were available to be issued, and has determined there are no subsequent events to be reported.